SUBSCRIPTION AGREEMENT

This Subscription Agreement, dated as of January 9, 2012, is by and between Virtus Global Multi-Sector Income Fund, a Delaware statutory trust (the “Fund”), and Virtus Partners, Inc. (the “Purchaser”).

WHEREAS, the Fund intends to issue and sell common shares of beneficial interest, no par value per share (the “Common Shares”), to the public pursuant to a Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission; and

WHEREAS, Section 14(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires each registered investment company to have a net worth of at least $100,000 before making a public offering of its Common Shares.

NOW, THEREFORE, the Fund and the Purchaser agree as follows:

1.	The Fund offers to sell to the Purchaser, and the Purchaser agrees to purchase from the Fund, 5,235.602 Common Shares, at a price of $19.10 per share (the “Shares”) in a private offering prior to the effective date of the Registration Statement.

2.	The Shares are being purchased to serve as the seed money for the Fund, pursuant to Section 14(a) of the 1940 Act, prior to the commencement of the public offering of the Fund’s Common Shares.

3.	The Purchaser represents that it is acquiring the Shares for its own account as the sole beneficial owner thereof and has no present intention of redeeming or reselling the Shares so acquired.

4.	The Purchaser consents to the filing of this Subscription Agreement as an exhibit to the Fund’s Registration Statement.

IN WITNESS WHEREOF, the Fund and the Purchaser have caused their duly authorized officers to execute this Subscription Agreement as of the date first above written.

Virtus Global Multi-Sector Income Fund

By:	/s/ W. Patrick Bradley
Name: W. Patrick Bradley
Title: Vice President, Chief Financial Officer and Treasurer

Virtus Partners, Inc.

By:	/s/ David G. Hanley
Name: David G. Hanley
Title: Vice President and Treasurer